TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
222 Central Park Avenue
Suite 2000
VIRGINIA BEACH, VIRGINIA 23462
www.troutmansanders.com
TELEPHONE : 757-687-7500
FACSIMILE : 757-687-7510

Thomas M. Rose	Direct Dial: 757-687-7715
Thomas.Rose@troutmansanders.com	Direct Fax: 757-687-1529

August 11, 2006

Mr. Owen Pinkerton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Carbiz, Inc. (“Carbiz” or the “Company”)
Registration Statement on Form SB-2
Amendment No. 3 filed August 11, 2006
Registration No. 333-129408

Dear Mr. Pinkerton:

          On behalf of Carbiz, set forth herein are Carbiz’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 19, 2006, with respect to Amendment No. 2 to the Form SB-2 filed with the Commission on June 30, 2006. Attached hereto as Exhibit A, is a clean version of the updated Amendment No. 3 to the Form SB-2 (the “Form SB-2 Amendment”).

          Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from Amendment No. 2 to the Form SB-2 as previously filed with the Commission.

          All responses provided herein are based solely on information provided by the Carbiz.

          For your convenience, we have reprinted the Staff’s written comments below prior to Carbiz’s responses.

SEC COMMENT:

AUDITED FINANCIAL STATEMENTS

GENERAL

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH
RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 11, 2006

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM, PAGE F-2

1.

Please amend your filing to include the accountants conforming signature. In addition, please include their conforming signature on their Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences. Refer to Rule 2-02(a)(1) of Regulation S-X.

CARBIZ’S RESPONSE:

Carbiz has included the accountants’ conforming signatures where requested in the Form SB-2 Amendment.

SEC COMMENT:

NOTE 11 – CONVERTIBLE DEBENTURE, PAGE 17 OF 28

2.

We note your response to our previous comments 10, 12, 14 and 15. Please tell us and disclose in your financial statements if you will classify the warrants as a liability or within equity when they are issued after your registration statement is declared effective and why. Also, in the interest of clarity, please consider including a table summarizing the issuances due in the event the contingency is met under the terms of your various agreements. Quantify the impact to the financial statements and the line items that would be affected.

CARBIZ’S RESPONSE:

In order to determine whether the warrants issued after the Form SB-2 registration statement is declared effective will be classified as a liability or within equity, Carbiz reviewed EITF 00-19 as it applies to the warrants as freestanding derivative financial instruments as defined in paragraphs 3 and 4. Further, Carbiz has reviewed the additional requirements for classification as equity in paragraphs 12-33.

In summary, Carbiz believes that the warrant contracts meet all of the conditions specified including:

1.           There are no provisions that could require net-cash settlement.
2.           The warrants can be settled with unregistered shares.
3.           Carbiz is incorporated under the laws of the province of Ontario, Canada. Under Canadian and Ontario corporate law and according to its articles of incorporation, Carbiz has an unlimited number of authorized shares available.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 11, 2006

4.           The contract contains an explicit number of shares to be delivered.
5.           There are no provisions that require cash payments in the event Carbiz fails to make timely filings with the Commission, or whereby the warrant holders would receive cash and the equity holders would not, and there are no cash settle "top-off" or "make-whole" provisions.
6.           There are no provisions that provide the holders thereof with rights that rank higher than those of a shareholder of the shares underlying the contract, or require Carbiz to post collateral at any point or for any reason.

Based on this analysis, Carbiz believes that when the warrants are issued upon conversion, such securities will be classified within equity. Carbiz has expanded Note 11 of the January 31, 2006 financial statements to include a summary of the various issuances due at January 31, 2006 and to quantify the financial statement line items that will be affected at conversion. Such revised financial statements are included in the Form SB-2 Amendment.

SEC COMMENT:

3.

Please present a pro forma balance sheet along side of your historical balance sheet showing the effects of the conversion and issuance of the warrants when your registration statement is declared effective. Also, disclose the amount to be expensed upon the conversion and issuance of the warrants and the effects this expense would have on your previously disclosed net loss per share.

CARBIZ’S RESPONSE:

Carbiz has presented a proforma balance sheet along side the historical balance sheet in the January 31, 2006 financial statements. In addition, Note 11 also includes a proforma net loss per share calculation including the amounts to be expensed. Such revised financial statements are included in the Form SB-2 Amendment.

SEC COMMENT:

UNAUDITED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 5 OF 21

4.	Please include a reference, if true, that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 11, 2006

financial statements not misleading as required by the instructions to Item 310(b) of Regulation S-B.

CARBIZ’S RESPONSE:

In the April 30, 2006 financial statements previously submitted, Carbiz had included such a reference as the second paragraph of Note 1. Such reference remains in Note 1 to such financial statements included in the Form SB-2 Amendment.

NOTE 10 – SUBSEQUENT EVENTS, PAGE 21 OF 21

5.	In your next amendment please disclose the items required by SFAS 144 paragraph 33 regarding the sale of the TaxMax business.

CARBIZ’S RESPONSE:

Carbiz has expanded its disclosures in Note 10 to its April 30, 2006 financial statements regarding the sale of its TaxMax business, and such financial statements are included in the Form SB-2 Amendment. The business segment was sold on May 16, 2006 for $442,000, and the TaxMax assets at April 30, 2006 totaled only $22,085. Carbiz did not believe guidance in paragraph 33 was appropriate because the business segment was sold on May 16, 2006 for a substantial profit. Carbiz relied on guidance in SFAS 144, page 63, paragraph B77 and B78, and classified the TaxMax business segment assets as held and used at April 30, 2006. No recognition of a loss at the balance sheet date was considered because the business segment was sold at a substantial profit. Carbiz does not believe that “estimates of future cash flows” and “possible outcomes” were appropriate due to the May 16th date and the probability was, therefore, 100%. Carbiz went through this same analysis as to “the assessment of the likelihood of the future sale” and again, the determination was also 100%. Carbiz believes no recoverability test under paragraph 8(f) was necessary because Carbiz was able to close the sale on May 16, 2006 and the business segment was disposed of at a substantial profit.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 11, 2006

***

               Thank you for your assistance in this matter. Carbiz welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose

cc:	Charito Mittelman, U.S. Securities and Exchange Commission Scott Reeves, TingleMerrett LLP
Carl Ritter, Carbiz Inc.